FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

September 12, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On September 12, 2003, NovaGold Resources Inc. announced that it had entered into an agreement with a syndicate of underwriters led by Salman Partners Inc, and including Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and First Associates Investments Inc., pursuant to which the underwriters have agreed to purchase, on a bought-deal basis, 5 million units of the company at a purchase price of Cdn$5.00 per unit, for total gross proceeds of Cdn$25 million. The underwriters will also have the option to purchase up to an additional 2 million units at the issue price up to 48 hours prior to the closing of the offering. In the event that the option is exercised in its entirety, the total gross proceeds of the offering would be Cdn$35 million. Each unit will consist of one common share of the company and one-half of a common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share of the company at a price of Cdn$7.00 for a period of five years following closing. The company plans to use the net proceeds of this financing for the development of the Rock Creek and Nome Gold properties and for general corporate purposes.

Item Five - Full Description of Material Change

On September 12, 2003, NovaGold Resources Inc. announced that it had entered into an agreement with a syndicate of underwriters led by Salman Partners Inc, and including Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and First Associates Investments Inc., pursuant to which the underwriters have agreed to purchase, on a bought-deal basis, 5 million units of the company at a purchase price of Cdn$5.00 per unit, for total gross proceeds of Cdn$25 million. The underwriters will also have the option to purchase up to an additional 2 million units at the issue price up to 48 hours prior to the closing of the offering. In the event that the option is exercised in its entirety, the total gross proceeds of the offering would be Cdn$35 million. Each unit will consist of one common share of the company and one-half of a common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share of the company at a price of Cdn$7.00 for a period of five years following closing. The company plans to use the net proceeds of this financing for the development of the Rock Creek and Nome Gold properties and for general corporate purposes.

The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals and closing is expected to occur on or about October 1, 2003.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in North America. NovaGold is now advancing five separate million-plus-ounce gold deposits in Alaska and Western Canada toward production, including the 25 million ounce Donlin Creek Project in partnership with Placer Dome. NovaGold has one of the largest unhedged gold resource bases of any development stage gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). Other information is available online at: www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 15th day of September, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release – Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States	Toronto Stock Exchange: NRI

NovaGold Announces Cdn$25 Million Bought Deal

September 12, 2003, Vancouver – NovaGold Resources Inc.

NovaGold Resources Inc. has entered into an agreement with a syndicate of underwriters led by Salman Partners Inc, and including Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and First Associates Investments Inc., pursuant to which the underwriters have agreed to purchase, on a bought-deal basis, 5 million units of the company at a purchase price of Cdn$5.00 per unit, for total gross proceeds of Cdn$25 million. The underwriters will also have the option to purchase up to an additional 2 million units at the issue price up to 48 hours prior to the closing of the offering. In the event that the option is exercised in its entirety, the total gross proceeds of the offering would be Cdn$35 million. Each unit will consist of one common share of the company and one-half of a common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share of the company at a price of Cdn$7.00 for a period of five years following closing. The company plans to use the net proceeds of this financing for the development of the Rock Creek and Nome Gold properties and for general corporate purposes. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals and closing is expected to occur on or about October 1, 2003.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in North America. NovaGold is now advancing five separate million-plus-ounce gold deposits in Alaska and Western Canada toward production, including the 25 million ounce Donlin Creek Project in partnership with Placer Dome. NovaGold has one of the largest unhedged gold resource bases of any development stage gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). Other information is available online at: www.novagold.net.

For more information on NovaGold contact:

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Greg Johnson, VP Corporate Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227